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SECURITIE[S AND EXCHANGE COMMISSIO]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FLOW TRADERS US LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas, 24th Floor, Suite B
(No. and Street)

New York (City) **New York** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wouter Buitenhuis **(917) 210-5020** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM 3/15

FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012

AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Wouter Buitenhuis**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Flow Traders US LLC** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Operating Officer

Title

Subscribed and sworn to before me this

26th day of February, 2013


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Member of Flow Traders US LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Flow Traders US LLC, (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Flow Traders US LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2013

FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	259,364
Securities owned, at fair value		484,224,263
Receivables from broker-dealers		11,874,114
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $2,095,250)		3,159,866
Other assets		578,314
	$	500,095,921

Liabilities and Member's Equity		
Liabilities:		
Loan payable to broker-dealer	$	74,425
Securities sold short, at fair value		318,463,845
Payables to broker-dealer		135,431,438
Payable to affiliate		742,189
Accounts payable and accrued expenses		3,164,761
		457,876,658
Member's equity		42,219,263
	$	500,095,921

See accompanying notes.

1. Organization and Business

Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of various U.S. securities and futures exchanges. The Company engages primarily in the proprietary trading of exchange-traded equity securities and financial futures contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company records all securities and futures transactions on a trade date basis, and, accordingly, gains and losses are recorded on unsettled securities transactions and open futures contracts. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 10).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Depreciation and Amortization

Equipment and furniture is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2012.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net income in the accompanying statement of operations.

3. Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $60,000 in the preferred shares/interest of its clearing brokers. The Company's investment in clearing brokers is reflected as other assets in the statement of financial condition. Under the rules of the CBOE Stock Exchange, the agreements require that the Company maintain a minimum net liquidating equity of $1 million with each of its clearing brokers, exclusive of its preferred stock/interest investment.

4. Credit Concentration

At December 31, 2012, a significant credit concentration consisted of approximately $32 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers. The Company has an agreement with Bank of America guaranteeing payment from above clearing broker. Management does not consider any credit risk associated with this net receivable to be significant.

5. Receivables from and Payables to Broker-Dealers

Receivable from broker-dealers include cash balances due from the Company's brokers and unrealized gains and losses on open futures contracts. Payable to broker-dealer includes cash balances due to the Company's broker and unrealized gains on open futures contracts. The Company's brokers provide execution, clearing and depository services for the Company's securities and futures trading activities.

6. Related Party Transactions

At December 31, 2012, the Company had a payable to an affiliate, related by common ownership, totaling approximately $742,000. This payable represents amounts owed to the affiliate for expenses paid on behalf of the Company.

7. Loan Payable to Broker-Dealer

At December 31, 2012, the Company had a loan payable to one of its clearing brokers, Merrill Lynch Professional Clearing Corp. ("MLPro") totaling $74,425. The loan proceeds were used to acquire an exchange membership interest. The loan is payable on demand.

8. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

8. Financial Instruments, continued

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

9. Guarantees, continued

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

10. Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1
Assets	
Securities owned	
Equities	$ 484,197,741
Corporate debt	26,522
Total	$ 484,224,263
Liabilities	
Securities sold short	
Equities	$ 318,463,845

10. Fair Value Measurement and Disclosures, continued

At December 31, 2012, the Company had net unrealized gains on open futures contracts totaling $4,737,937, which were Level 1 investments. This amount is reflected in receivables from and payables to broker-dealer in the statement of financial condition. At December 31, 2012, the Company held no Level 2 or Level 3 investments.

11. Lease Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of December 31, 2012:

Year Ending December 31		Amount
2013	$	365,000
2014		60,000
Total	$	425,000

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $655,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2012, the Company had net capital and net capital requirements of $17,274,903 and $655,000, respectively.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2013, the date the financial statement were issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

FLOW TRADERS US LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital		
Total member's equity		$ 42,219,263
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 3,159,866	
Other assets	578,314	(3,738,180)
Commodity futures contracts and spot commodities proprietary capital charges	9,473,369	(9,473,369)
Net capital before haircuts on securities positions		29,007,714
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 11,732,811	(11,732,811)
Net capital		$ 17,274,903
Computation of alternative net capital requirement		
Minimum net capital required (greater of $655,000 or 6 ⅔% of aggregate indebtedness)		$ 655,000
Net capital in excess of net capital requirement		$ 16,619,903
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 0
Ratio of aggregate indebtedness to net capital		% 0.00

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2012.

See accompanying notes.

FLOW TRADERS US LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the period ended December 31, 2012 and does not have any customer accounts.

FLOW TRADERS US LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the period ended December 31, 2012 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Flow Traders US LLC:

In planning and performing our audit of the statement of financial condition of Flow Traders US LLC (the "Company"), as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the CBOE Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2013